Exhibit (a)(5)(I)

Randstad Comments on MediaNews Group’s Actions Against Monster Worldwide

September 30, 2016

AMSTERDAM, NETHERLANDS – Randstad Holding nv (AMS: RAND), a leading human resources services provider, today issued the following statement in response to MediaNews Group’s announcement related to Randstad’s announced acquisition of Monster Worldwide:

Randstad has full confidence in its proposed transaction to acquire Monster Worldwide, Inc. We believe our terms deliver substantial and certain value for MWW shareholders.

About Randstad

Randstad specializes in solutions in the field of flexible work and human resources services. Our services range from regular temporary staffing and permanent placements to Inhouse Services, Professionals, Search & Selection, outplacement, and HR Solutions. Randstad Group is one of the leading HR services providers in the world, with top-three positions in Argentina, Belgium & Luxembourg, Canada, Chile, France, Germany, Greece, India, Mexico, the Netherlands, Poland, Portugal, Spain, Switzerland, the UK, and the United States, as well as major positions in Australia and Japan. In 2015, Randstad had approximately 29,750 corporate employees and around 4,473 branches and Inhouse locations in 39 countries around the world. Randstad generated revenue of €19.2 billion in 2015. Randstad was founded in 1960 and is headquartered in Diemen, the Netherlands. Randstad Holding nv is listed on the Euronext Amsterdam, where options for stocks in Randstad are also traded. For more information, see www.randstad.com.

Additional Information

This press release and the description contained herein is for informational purposes only and is not a recommendation, an offer to buy, or the solicitation of an offer to sell any shares of Monster’s common stock. Randstad North America, Inc. (“Randstad”), Randstad’s wholly-owned subsidiary, Merlin Global Acquisition, Inc. (“Merger Sub”) and Randstad’s parent company, Randstad Holding nv (“Holding”), have filed with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase (the “Offer to Purchase”), a form of letter of transmittal (the “Letter of Transmittal”) and other related documents and Monster has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND MONSTER SHAREHOLDERS ARE URGED TO READ THEM CAREFULLY. Shareholders of Monster may obtain a free copy of these documents and other documents filed by Monster, Randstad, Merger Sub or Holding with the SEC at the website maintained by the SEC athttp://www.sec.gov. The Schedule TO is available on Randstad’s website.

The Offer to Purchase is not being made to holders of (nor will tenders be accepted from or on behalf of holders of) shares of Monster’s common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to Purchase to be made by a licensed broker or dealer, the Offer to Purchase shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Randstad, Merger Sub or Holding.

Forward-Looking Statements

The statements included in this press release contain forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, speak only as of the date they are made and include without limitation statements regarding the planned completion of the tender offer and the merger, statements regarding the anticipated filings and approvals relating to the tender offer and the merger, statements regarding the expected completion of the tender offer and the merger and statements regarding the ability of Merger Sub to complete the tender offer and the merger considering the various closing conditions. Randstad and Monster undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of either company, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement? (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction? (c) that there can be no assurance that the European Commission will consider the Form CO notification complete, that the merger review will not be extended further or that the European Commission will not refer the whole or part of the case to the competent authorities of an EU member state; (d) the risk that the proposed transaction disrupts current plans and operations? (e) difficulties or unanticipated expenses in connection with integrating Monster into Randstad? (f) the risk that the acquisition does not perform as planned? and (g) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed or to be filed with the SEC or the Amsterdam Stock Exchange.

Contacts

For Randstad Investors:

Arun Rambocus (Director Investor Relations)

+31 20 569 5940

+31 6206 18370 (Mobile + WhatsApp)

arun.rambocus@randstadholding.com

For Randstad Media:

Machteld Merens (Director Group Communications)

+31 20 569 1732

machteld.merens@randstadholding.com